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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:  333-30732

(Check one):

/ /	Form 10-K and Form 10-KSB	/ /	Form 11-K
/ /	Form 20-F	/x/	Form 10-Q and Form 10-QSB	/ /	Form N-SAR

For the quarter ended October 31, 2000

/ /	Transition Report on Form 10-K and Form 10-KSB
/ /	Transition Report on Form 20-F
/ /	Transition Report on Form 11-K
/ /	Transition Report on Form 10-Q and Form 10-QSB
/ /	Transition Report on Form N-SAR

For the transition period ended ______________

Read attached Instruction Sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I
REGISTRANT INFORMATION

Full name of registrant:	Merrill Corporation
Former name if applicable:
Address of principal executive office (Street and number):	One Merrill Circle
City, state and zip code:	St. Paul, Minnesota 55108

PART II
RULE 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/x/	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period (Attach extra sheets if needed):

    As a result of the significant time and effort expended by the management of Merrill Corporation (the "Registrant") in connection with the negotiation of a credit agreement amendment, the Registrant is unable to complete the required analysis for its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2000. As a result, the Registrant was not in a position to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2000. Nevertheless, the Registrant intends to file its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2000, no later than the fifth calendar day following the prescribed due date, as contemplated by Rule 12b-25(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.

PART IV
OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification:

Steven J. Machov	(651) 646-4501

(Name)	(Area Code) (Telephone number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

/x/	Yes	/ /	No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/ /	Yes	/x/	No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Merrill Corporation
(Name of Registrant as Specified in Charter)

    Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 18, 2000	By:	/s/ STEVEN J. MACHOV Steven J. Machov
		Its:	Vice President, General Counsel and Secretary

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PART I REGISTRANT INFORMATION
PART II RULE 12b-25(b) AND (c)
PART III NARRATIVE
PART IV OTHER INFORMATION